

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Ric Fulop
Chief Executive Officer and Chairman
Desktop Metal, Inc.
63 3rd Avenue
Burlington, Massachusetts 01803

      Re: Desktop Metal, Inc.
           Registration Statement on Form S-3
           Filed May 10, 2023
           File No. 333-271811

Dear Ric Fulop:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Jennifer A. Yoon, Esq.